EXHIBIT 32
FOR IMMEDIATE RELEASE: NEWS
May 1, 1997                                         Nasdaq National Market/AVRT
                                                    http://www.avert.com

               AVERT, INC. ANNOUNCES RECORD FIRST QUARTER RESULTS
          New Customer Growth Up 109% from Comparable Quarter Last Year

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced financial results for its first quarter ended March 31, 1997.

Net revenues for the first quarter grew to a record $2,095,900, up 27% from $1,652,300 in the comparable quarter in 1996. Product and service revenue for the quarter was $2,018,300 up 29% from the first quarter of 1996. The Company continued its growth with an increase in new customers with 1,022 in the first quarter, up 109% from the first quarter last year.

Net income after tax for the quarter was up 30% to $248,700, or 7 cents per share, versus $191,000, or 6 cents per share, in the same quarter last year. Total expenses decreased to 80.5% of total net revenues, down from 81.4% of total net revenues last year. This decrease is primarily due to lower product costs.

"The substantial growth in new customers is in part attributed to an increased focus on our partnering efforts," said Dean Suposs, president and chairman of Avert, Inc. "We signed a number of customers through a partner late in the quarter. As a part of refining our sales distribution model, we are also implementing programs to increase the length of the customer relationship. During the first quarter, we have seen success with customer retention programs in the form of increasing the frequency with which new customers are using our products and services."

Revenue from criminal history reports grew to $1,012,200, up 20% from a year ago; previous employment reports and credit reports advanced 31% to $229,600; motor vehicle driving records increased 20% to $261,500; workers' compensation histories increased 1% to $296,600; and revenue from other products and services increased 206% to $218,300, with revenue from services contributing $114,400 to that growth.

"We are proud of our continued growth in service revenue," continued Suposs. "We believe this reflects the acceptance of both the Avertadvantage program and new custom services available to customers. To date, there are 1,200 active
Avertadvantage members paying the monthly $10 membership fee. Avert custom services allow customers to tailor our services to meet their individual needs, while offering higher margins for the Company."

During the first quarter, the Company introduced Avertnet, a new interactive HTML-based order entry and retrieval system, to a group of beta users. Customers are able to access Avertnet via the internet or through a private network connection. Avertnet uses proven internet technology and password-protected and encrypted security features. The framework of Avertnet is built to enable easy integration of other systems and products. The rollout to the remainder of the customer base is scheduled for the second quarter.

Subsequent to the quarter, Avert announced the termination of the agreement with Ameritech Information Access, L.L.C., an affiliate of Ameritech, Corporation, to provide pre-employment screening information to its customer base through Ameritech's on-line service, CivicLink.

"The termination of the agreement is a result of a new direction in business strategies at Ameritech Information Access, L.L.C.," said Dean Suposs, President of Avert, Inc. "We still have a good relationship with the Company and have contacts and opportunities in other business units, as indicated in their agreement to endorse our services to other Ameritech business units."

Through its headquarters in Fort Collins, CO, Avert is an information services company that provides thousands of employment background checks daily to employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education and credential verification and social security number validation.

EARNINGS RECAP                                First Quarter Ended March 31,
(unaudited)                                ------------------------------------
                                                1997                   1996
                                                ----                   ----
Revenue                                   $ 2,095,900              $  1,652,300
Net Income                                $   248,700              $    191,000
Net Income per common share               $       .07              $        .06
Primary Weighted avg.
   shares outstanding                       3,400,000                 3,437,107

BALANCE SHEET DATA                           March 31,             December 31,
                                             ---------             ------------
                                                1997                   1996
                                                ----                   ----
Working Capital                           $ 6,081,100              $  6,184,000
Total Assets                              $ 9,727,900              $  8,431,200
Total Liabilities                         $   762,700              $    481,200
Shareholders' Equity                      $ 8,965,200              $  7,950,000


Contacts:
Avert, Inc.
Dean Suposs, President
Kelly Newberg, Investor Relations
970/484-7722